貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07027342

RECEIVED
2007 OCT 17 A 9:12

October 12, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 02, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. [signature]
Joyce Ip / Vincent Wang

PROCESSED
OCT 23 2007 E
THOMSON FINANCIAL

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on October 02, 2007:

1. Announcement of Unaudited Quarterly Operational Summary for the Third Quarter ended 30 September 2007 by China Shipping Container Lines Company Limited, released on October 11, 2007.

2. Announcement of Written Resolution Passed at the 18th Board Meeting of 2007 by China Shipping Development Company Limited on October 10, 2007.

3. Announcement of Notice of Board Meeting by China Shipping Development Company Limited on October 10, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unaudited Quarterly Operational Summary for the Third Quarter ended 30 September 2007

The Board is pleased to announce the unaudited operational summary of the Group for the third quarter ended 30 September 2007.

Quarterly Operational Summary

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce the unaudited operational summary of the Group for the third quarter ended 30 September 2007. The operational results of the Group for the third quarter ended 30 September 2007 continues to grow rapidly as a result of the Group's implementation of each operational strategy. Total container volume for the third quarter ended 30 September 2007 was 1,927,909TEU, representing an increase of 34.1% as compared with the same period last year. Total revenue increased by 30.3% as compared with the same period last year to RMB11,037,328,000.

	CONTAINER VOLUME *(TEU)*			TOTAL REVENUE *(RMB'000)*		
Principal market	**Q3 2007**	**Q3 2006**	**Increase/ decrease**	**Q3 2007**	**Q3 2006**	**Increase/ decrease**
Transpacific lines	450,668	378,454	19.1%	3,987,067	3,735,283	6.7%
Asia – Europe lines	373,261	336,380	11.0%	3,837,725	2,293,256	67.3%
Asia – Pacific lines	338,093	290,822	16.3%	1,598,293	1,123,261	42.3%
China domestic	486,715	280,668	73.4%	900,016	503,698	78.7%
Sub-routes and other lines	279,172	151,228	84.6%	714,227	817,548	-12.6%
Total	**1,927,909**	**1,437,552**	**34.1%**	**11,037,328**	**8,473,046**	**30.3%**

In the third quarter of 2007, one container vessel with a capacity of 9,572TEU and one container vessel with a capacity of 8,530TEU, were delivered and put into operation. The Group's fleet capacity increased from 379,428TEU at the end of the third quarter of 2006 by 17.0% to 443,910TEU at the end of the third quarter of 2007.

Vessel Type over 4,000TEU	CAPACITY INCREASE Q3 2007 (already delivered)	Q4 2007 (expected to be delivered)	Q1 2008 (expected to be delivered)	Q2 2008 (expected to be delivered)
8,530 TEU	1	–	1	1
9,572 TEU	1	–	–	–
Total no. of vessels	2	0	1	1
Total (TEU)	18,102	0	8,530	8,530

Caution Statement

The Board wishes to remind investors that the above operational summary for the third quarter ended 30 September 2007 is based on the Group's internal records and management accounts and has not been reviewed or audited by the auditors. **Investors are cautioned not to rely unduly on the operational summary for the third quarter ended 30 September 2007. In the meantime, investors are advised to exercise caution when dealing in the shares of the Company.**

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
11 October 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese and the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

WRITTEN RESOLUTION PASSED AT THE EIGHTEENTH BOARD MEETING OF 2007

The Board is pleased to announce that the Directors adopted the Written Resolution in lieu of a physical meeting on 10 October 2007, during which the resolution set out below was duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities (the "**Listing Rules**") on the Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). The A shares of China Shipping Development Company Limited (the "**Company**") are listed on the Shanghai Stock Exchange. In addition, further information is provided in this announcement pursuant to Rule 13.09(1) of the Listing Rules.

The board of directors (the "**Board**") of the Company is pleased to announce that the Directors adopted the written resolution (the "**Written Resolution**") on 10 October 2007 in lieu of a physical meeting.

The Written Resolution was duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolution was duly passed:

1. Motion regarding approval for the proposed construction of four 230,000 DWT very Large iron ore carriers (the "**VLOCs**").

   The proposed construction of the VLOCs is based on the Company's overall planning on the expansion of the scope of dry bulk cargo fleet. The Company intends to enter into an agreement for the construction of the VLOCs with an independent third party, the consideration of which is expected to be

approximately US$400 million. The amount of investment may be partly funded from the Company's own funds and partly through bank loans. The construction of the VLOCs (if finalised) will constitute a disclosable transaction under the Listing Rules.

This announcement is made in compliance with Rule 13.09(1) of the Listing Rules and the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules. The Company's A Shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

10 October 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of China Shipping Development Company Limited (the "Company") hereby announces that a meeting of the Board will be held on Monday, 22 October 2007 for the following purposes:

1. to consider and approve the unaudited quarterly results of the Company and its subsidiaries for the three months ended 30 September 2007;

2. to transact any other business, if any.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC, 10 October 2007

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

END